UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Nauticus Robotics, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

63911H 108

(CUSIP Number)

Simone Ramcharitar

Transocean Inc.

36C Dr. Roy’s Drive, Bermuda

House, 4th Floor

Grand Cayman, Cayman

Islands KY1-1003

+1 (345) 745-4505

Sandro Thoma
Transocean Ltd.
Turmstrasse 30
6312 Steinhuasen
+1 (713) 232-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63911H 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Transocean Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,159,695(2)(3)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,159,695(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,159,695(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
19.97%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 3 for additional information.
(2)	The shares reported as beneficially owned as of September 23, 2022 by the Reporting Person were acquired in connection with the Business Combination (defined below). The number of shares reported consists of (i) 8,329,492 shares of common stock issued as merger consideration, and (ii) 750,000 shares purchased pursuant to subscription agreements that were entered into during a private placement which was consummated concurrently with the Business Combination (the “PIPE Shares”). The number of shares reported also includes 2,080,203 additional shares of common stock issuable to the Reporting Person on or before September 9, 2027 pursuant to certain earnout conditions, as described in the Merger Agreement (defined below).

(3)	Calculated based on 47,250,773 shares of common stock issued and outstanding as of September 15, 2022 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on September 15, 2022 and assuming the conversion of all 8,625,000 warrants, which were initially issued to public shareholders in connection with CLAQ’s (defined below) initial public offering, into common stock in accordance with Rule 13d-3(d)(1)(i).

CUSIP No.	63911H 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Transocean Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,159,695(2)(3)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,159,695(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,159,695(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
19.97%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 3 for additional information.
(2)	The shares reported as beneficially owned as of September 23, 2022 by the Reporting Persons were acquired in connection with the Business Combination (defined below). The number of shares reported consists of (i) 8,329,492 shares of common stock issued as merger consideration, and (ii) 750,000 shares purchased pursuant to subscription agreements that were entered into during a private placement which was consummated concurrently with the Business Combination (the “PIPE Shares”). The number of shares reported also includes 2,080,203 additional shares of common stock issuable to the Reporting Person on or before September 9, 2027 pursuant to certain earnout conditions, as described in the Merger Agreement (defined below).

(3)	Calculated based on 47,250,773 shares of common stock issued and outstanding as of September 15, 2022 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on September 15, 2022 and assuming the conversion of all 8,625,000 warrants, which were initially issued to public shareholders in connection with CLAQ’s (defined below) initial public offering, into common stock in accordance with Rule 13d-3(d)(1)(i).

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 19, 2022 (the “Original 13D”) by Mark Mey with respect to the common stock of Nauticus Robotics, Inc. (the “Issuer”). The Original 13D shall be amended and restated in its entirety.

The Original 13D inadvertently listed Mark Mey as the reporting person. The Reporting Persons in this Amendment No. 1 will replace Mark Mey.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the common stock, par value $0.0001 per share (the “common stock”), of the Issuer. The principal executive office of the Issuer is located at Feathercraft Lane, Suite 450, Webster, TX 77598.

Item 2.	Identity and Background.

(a), (b), (c) and (f). This Amendment No. 1 is being filed jointly by Transocean Inc. and Transocean Ltd. as separate persons and not as members of a group. See Exhibit D to this Amendment No. 1 for their Joint Filing Agreement.

Transocean Ltd.

Transocean Ltd. is a leading international provider of offshore contract drilling services for oil and gas wells. The principal address of Transocean Ltd. is Turmstrasse 30, 6312 Steinhausen, Switzerland.

Transocean Inc.

Transocean Inc. is a wholly owned subsidiary of Transocean Ltd.. The principal address of Transocean Inc. is 36c Dr. Roy’s Drive, Bermuda Houston, 4th Floor, Grand Cayman, Cayman Islands, KY-1003.

Item 3.	Source and Amount of Funds or Other Consideration.

Other than the PIPE Shares, the shares of common stock reported herein as being beneficially owned by the Reporting Persons were issued to Transocean Inc. following the completion of the business combination on September 9, 2022 pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement,” and together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”) with CleanTech Acquisition Corp (“CLAQ”), CleanTech Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of CLAQ (“Merger Sub”), and Nauticus Robotics, Inc., a Texas corporation. Pursuant to the terms of the Merger Agreement, a business combination between CLAQ and Nauticus was effected through the merger of Merger Sub with and into Nauticus, with Nauticus surviving the merger as a wholly owned subsidiary of CLAQ (the “Merger”). CLAQ was renamed “Nauticus Robotics, Inc.” and the previous Nauticus Robotics, Inc. was renamed “Nauticus Robotics (Texas), Inc.” As a result of the completion of the Business Combination, the Unsecured Convertible Promissory Note, dated December 7, 2020, by and between Transocean Inc. and Nauticus Robotics Holdings, Inc., was converted into shares of common stock in accordance with the terms of such note, which was subsequently converted into the shares of common stock reported herein as being beneficially owned by the Reporting Persons.

At the effective time of the Business Combination, stock consideration was issued to the then current holders of common stock in Nauticus Robotics, Inc. in the form of common stock of Issuer.

The PIPE Shares were issued to Transocean Inc. pursuant to subscription agreements in connection with the Business Combination. The PIPE Shares were funded with Transocean Inc.’s cash on hand.

Item 4.	Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference.

Except as described in this Amendment No. 1, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Transocean Inc. directly holds 11,159,695 shares of the Issuer’s common stock, constituting approximately 19.97% of the 47,250,773 shares of common stock that were outstanding as of September 15, 2022 (and assuming the conversion of all 8,625,000 warrants, which were initially issued to public shareholders in connection with CLAQ’s initial public offering, into common stock in accordance with Rule 13d-3(d)(1)(i)). Because Transocean Ltd. controls Transocean Inc., both Transocean Ltd. and Transocean Inc. are deemed to beneficially own the shares of common stock held directly by Transocean Inc.

(b)	Transocean Ltd. and Transocean Inc. have shared voting and dispositive power over the shares of common stock held directly by Transocean Inc.

(c)	Other than as described herein, the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, have not effected any transactions in the shares of the Issuer’s common stock.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed As Exhibits.

Exhibit A	Agreement and Plan of Merger dated as of December 16, 2021, by and among CleanTech Acquisition Corp., CleanTech Merger Sub, Inc. and Nauticus, Inc., and Nicolaus Radford (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 17, 2021).

Exhibit B	Amendment No. 1 to Agreement and Plan of Merger, by and among CleanTech Acquisition Corp., CleanTech Merger Sub, Inc., Nauticus, Inc., and Nicolaus Radford (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 3, 2022).

Exhibit C	Amendment No. 2 to Agreement and Plan of Merger, dated June 6, 2022, by and among CleanTech Acquisition Corp., CleanTech Merger Sub, Inc., Nauticus, Inc., and Nicolaus Radford. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 6, 2022).

Exhibit D	Joint Filing Agreement, dated as of September 23, 2022, among Transocean Inc. and Transocean Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 23, 2022

TRANSOCEAN LTD.

By:	/s/ Daniel Ro-Trock
Name: Daniel Ro-Trock
Title: Assistant Corporate Secretary

TRANSOCEAN INC.

By:	/s/ Daniel Ro-Trock
Name: Daniel Ro-Trock
Title: Assistant Secretary